March 30, 2015

Via EDGAR

John Cash
Branch Chief
United States Securities and
Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re:	Republic Services, Inc. (the company)
Form 10-K for the year ended December 31, 2014
Filed February 23, 2015
File No. 1-14267

Dear Mr. Cash:

This is in response to the comment in your letter dated March 24, 2015 regarding the above-referenced filing. For your convenience, we include both your comment and the company’s response below.

Comment

1. In future filings, specify under “Sunshine Canyon Landfill Matter” the nature and amount of the relief sought in connection with the additional 52 notices of violation received from the South Coast Air Quality Management District for odor and excess surface emissions. See Item 103 of Regulation S-K and the item’s instructions.

Company Response

The company has not yet received any demand from the South Coast Air Quality Management District (SCAQMD) for the payment of any further amounts or a proposal for an abatement order. Accordingly, until the SCAQMD makes a demand or otherwise communicates the relief it is seeking, we are not able to determine the nature and amount of the relief sought. We will revise the disclosure to read as follows in our first quarter 10-Q (new language bold and underlined):

Sunshine Canyon Landfill Matter

The Sunshine Canyon Landfill, in Sylmar, California, entered into settlement agreements with the South Coast Air Quality Management District (SCAQMD) in 2012 and 2013. The settlement agreements resolved claims for excess emission charges, civil penalties, and investigative and administrative costs relating to odor-related and surface emissions NOVs received from SCAQMD. Since the period covered by the 2013 settlement agreement, Sunshine Canyon has received an additional 52 NOVs from SCAQMD for odors and excess surface emissions. We have not received a demand from the SCAQMD for the payment of any further amounts or a proposal for an abatement order in connection with these NOVs.

Further, per your request, the company hereby acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let me know if you have any further questions or would like to discuss this matter.

Very truly yours,

/s/ Charles F. Serianni

Charles F. Serianni
Executive Vice President, Chief Financial Officer